Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Yardville National Bancorp

Commission File No. 000-26086

The following is a summary transcript of the Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc. James E. Rohr discussing business strategies and performance on August 13, 2007 at the Keefe, Bruyette & Woods Large Cap Bank Conference in Kohler, Wisconsin:

Tom Michelle:	We’re delighted to have our first presenters here today with us. PNC Financial is one of the best ideas at Keefe, Bruyette & Woods. It’s one of the six large cap bank stocks that we’re currently recommending. It’s on our Best Ideas list, and we’re delighted to have the management team here again at this conference. With us today is Jim Rohr, Chairman and CEO; Rick Johnson, CFO; and Bill Callihan, who drives the IR process for the Company.

So, with that, I’d like to turn the first pitch of our conference this year over to Jim Rohr.

Jim Rohr:	Good morning, everyone. You outperformed yourself already. We had a lottery as to how many people would show at 7:00. After yesterday’s event, I thought it was a pretty good showing this morning. Yesterday was a great day. John, Andy, Tom and everyone - thank you very much for hosting this conference and having us here. It was a great day yesterday, and I think everyone had a good time. I’m sure the conference will go exceedingly well.

We have all these items for you. Today’s presentation will contain forward-looking statements. Future results or events could be impacted, possibly materially, by a variety of risks and other factors, including those we discussed in our SEC filings.

Also, we may discuss non-GAAP financial measures. We provided further information, including GAAP reconciliation information, in the Appendix to our presentation handouts and on our Website, pnc.com.

I got a lot of advice yesterday. Yesterday was a great day for advice. I hope each and every one of you in your group had all the advice we had. I’m not even going to talk about some of the advice. I had a partner that gave our opponent some advice. He parred the next six holes and then birdied the following one. It was ridiculous. Anyway, he was a great partner for somebody. We had a lot of fun. But there was a lot of advice. And much of the advice, two or two and a half hours of it, was about how I might structure my presentation for today. And there were differing views.

And what I thought I would do today is— we have our dutiful 78 slides, and there’s a lot of information on those slides; very important points, I think, for you for PNC. What I’d like to do, if it’s okay, is just run through the slides briefly and then get to the Q&A, which I’m sure everyone wants to concentrate on.

Let me first talk a little bit about the times we’re in. This is a very interesting time. Having been in the banking business for 35 years, it’s a very interesting time. We have a wonderful economy, maybe the best we ever had: 4.25% unemployment, economic growth, almost no inflation. Technology is growing. It really is about as good as it gets. And yet we’ve got volatility that’s kind of remarkable in the industry. The interesting thing about this time is that there’s really no credit quality issues, meaningfully. But there certainly is a great deal of financial unrest. And the technicals are causing that. So I think it’s a very interesting time. I think it’s a very difficult time for you, actually. I do think that you have one of the harder jobs I’ve ever seen, trying to pick who’s going to do particularly well. But I think, quite frankly, it’s an interesting time and challenging for all of us.

There’s been a number of industry concerns. I will just address those up front. There’s been industry concerns about home equity portfolios. Ours is relatively large for our balance sheet. That’s only because we’ve never securitized. It’s a very high quality, prime-plus program. It’s a weighted average loan to value of 70%, FICO scores at 727, 92% of it in our footprint, not based on “teaser” rates. It’s really a very traditional portfolio. You can see the numbers here. And there’s more numbers a little later. So it’s not to be concerned about. Its quality performance, I think, really reflects the kind of business and the kind of disciplined approach we have to credit.

On the commercial side, the portfolio is very strong and well balanced, granular, and we have no “hung” syndications— no “hung” syndications. So I think that’s a very important feature. And, also, I think one of the most important features is that, in spite of this environment, and we expect some volatility— We told you in the second quarter call that we expect in the second half of the year our revenue and expense numbers to be in line with, frankly, the range that’s out there for PNC in the second half. So we had our performance in the first half. We thought it was a very good performance. And, quite frankly, we expect a very good performance in the second half, in spite of the volatility.

Now I’ll go to the traditional presentation. You know us well, so I’ll try to walk through these slides.

Diversified business that’s also growing well. Balance sheet that doesn’t have to take inordinate creditor interest rate risk because of the diverse revenue streams. The credit risk and the interest rate risk are well managed with capital flexibility. I think we’ve had a disciplined capital deployment strategy.

Over the last few years, I think we’ve shown you that we have set goals and executed, and that’s the mantra we want to have. We have a diverse revenue stream that we think can allow us to do that, and we’ve done it very well with the business mix. Additionally, “CIO” magazine again recognized us as one of the top 100 technology companies. Risk management and governance have been rated at the top of bar. And our net income has grown at an impressive clip in all of these environments.

I’ll talk to you a little bit about the brand, which is a place that we are not as happy with where we are.

Moving to the first half performance, each of our primary businesses met or exceeded expectations in both quarters. First half net income up 20% and positioned very well for risk. An item that you may not know is that the Mercantile conversion is due September 15th. We’ll have significant headcount reductions after the 15th. We’ve already done the mock conversion, and it went very, very well. So all in all, I think, financially and otherwise, we had a very solid first half.

Moving on to the business mix, you know these numbers. This has been presented this way for quite some time with the four primary businesses. I think some of the interesting questions come from you about do any of them, or do they all, have the scale and the required competencies and the technology to compete? I think the answer to that is yes. And they, again, exceeded expectations in the first half.

The Retail Banking is focused on the checking accounts, which allows us to win in the payment space. I’ll talk to you specifically a little bit about how we’ve changed the demographics of our retail customer.

Corporate & Institutional is primarily focused in the middle market, and also leveraging a national asset based lending platform, with M&A and capital markets capabilities. We’ve been named the highest quality middle market bank in the United States, just last year.

BlackRock you’re well aware of. PFPC is doing extraordinarily well. We’ll have a specific slide on that.

Long story short, this business mix gives us great cash flows and a more predictable risk management structure. We don’t have to double down on the interest rate side. We don’t have to double down on the credit side in order to make it work.

We have another chart here. We’ll let Bill put this up. This is a fairly interesting chart, I think, that shows you how diverse the revenue streams are. I think the noninterest or fee income category is the most interesting. I think our ability to grow fees is a clear differentiator for us. We’ve grown them at 9% for a number of years. The kind of fees we get are lower risk, less volatility, less capital intensive businesses, and I think that’s quite differential for us. Asset management, you know, is BlackRock and our private Bank. You also know PFPC. The corporate services is made up of the treasury management piece, commercial real estate servicing in our Midland operation, M&A advisory at Harris Williams, and our third-party loan servicing business. The one thing that’s in there is the private equity and trading, which can be a little bit lumpy, but that was right on plan for the first half of the year.

I mentioned differentiated. This chart, I think, shows you the differentiation. The thing that I think is most interesting is this banking business. We’re 60% fees. We were 70% before we moved BlackRock to an equity method. But the Bank itself is 50% fees - the Retail Bank and the Corporate Bank. So you don’t get to these numbers without having the Retail Bank and the Corporate Bank being fee-oriented. That’s different, I think. And we’ll talk about how we think about acquisitions in terms of being able to create that model in other banks. Again, we’re less dependent upon net interest income risk, so we don’t have to chase higher cost funds. We don’t have to chase credit risk.

I’ll talk to you a little bit about the brand. We’ve been very fortunate to be able to execute on a number of things. I think the performance has been good. We think it’s going to continue to be good. When we look at the brand, we’re not as happy with where we are. We have brand awareness. When we talk to our customers, they actually love us. It’s a number that is higher than everyone else’s. And our retention factors actually show that. When we talk to our prospects, we really don’t do nearly as well. When we think about the customers, we’ve got the wonderful ability, and I’ve got some other statistics for you on how we cross sell online banking and a number of other sticky services - treasury management on a national basis - that allows us to really retain and grow relationships and grow revenues. The prospect side is a little tougher for us. So I think we have to spend some more time and effort in this space. We’re doing it the right way. We’re transforming the employees to work on ease and confidence and achievement. It’s started already. We’ve started them in the brand— really becoming the brand advocates because they’re the ones that have to deliver it. And we’ve got to increase the spending across multiple media channels, and we’re doing that already. It’s already built into our forecast, so there’s nothing surprising here. We’ve redesigned our checking products. The no-fee ATM product has worked extraordinarily well. Our average deposits are higher for new customers. And we’re improving client service, which, as we look at customer satisfaction, is approaching all-time highs. So we have the people in place, we have the process outlined, we have the systems, we have the products and the capabilities. I think the awareness issue is something you’ll see more from us.

Moving on to the strategy to gather low cost deposits. These deposits we’ve been able to grow faster than our peers: 6% without Mercantile versus 3% for our peers. We’re really focused on growing noninterest bearing deposits. Consumer small business, corporate customers, Midland treasury management business - these are all good sources of noninterest-bearing deposits. And they’re very advantageous. In the CD space, because we’re core funded, we really don’t need a lot of CDs. As a matter of fact, in the flat yield curve, we’ve been letting them run off, quite frankly. But what happens with our deposit strategy, we end up with an advantage over many of our peers because we have this low cost deposit base, and we can be more flexible in terms of chasing credit.

But when we get the demand deposit, it’s called, What do you do with it? When you get the demand deposit, when you get the payment account, what do you do with it? I think this is the relationship strategy that’s allowed us to drive growth in the fee businesses across the Company. I’m not going to read any of these to you because you can read well. But, frankly, these customers, when we get access to their payment strategy, we really are able to cross sell best-in-class products, which is very profitable: debit card, online banking, online bill payment. You can see small business debit cards, consumer debit cards - up 17% and 12%. These are the things that allow us to drive the Bank to 49% to 50% fees and enhance the profitability of the Company without taking inordinate risk. The same thing is true with the Corporate & Institutional Bank, where we have more lead relationships than anybody else in our footprint, which gives us an opportunity to cross sell fee-based products. I think it’s worked out extraordinarily well. We also have the highest ratio for cross sell in our footprint. And, again, for the Corporate Bank, 50% of the revenues are fees. So we’re not just buying loans and taking credit risk and trying to get some spread income.

Now these are things we’ve been doing. We’ve been redeploying capital into higher growth and higher return fee-oriented businesses. One company that I think you may or may not know how we’ve done that is at PFPC, where now 29% of the fees generated by PFPC are in relatively new products — high margin products, rapidly growing products — as the transfer agency and fund accounting step down as a percentage of the overall business. When you look at their performance, a 19% compounded annual growth rate, somebody will say, you can’t do that in the fund accounting and transfer agency business. Well, I think that’s probably right. But, in the PFPC business model, where we have a plethora of products, we’re growing the higher margin, more rapidly growing products very, very well.

Now these are the things that we’ve been doing. So, for those of you that follow us closely, maybe this is all old news. Let me talk to you a little bit about what I think the market doesn’t realize in terms of how we’ve changed part of PNC, and that is the demographic part that we’ve been working on. Frankly, what we’ve been doing is focusing on regions that have higher growth opportunities and more wealth per household. As a matter of fact, today, you can see from the map, 80% of our pro forma branch distribution is in the mid-Atlantic region. I think these demographics just continue to improve. Median household income in our footprint is up 12% in the last three years — $55,000 to $61,000. The national average is

$51,000. So we were higher than the national average in income per household. Now we’re significantly higher, and we’re in many, many wealthy markets. Also, the population growth is projected to be almost 4% — up from 2% — which was the old number for the old PNC. So I think, quite frankly, the markets we’re moving into give us more opportunity than we had in the past.

Another thing that we’re excited about is bringing our model to the smaller banks. When you look at the acquisitions that we’ve announced, and I don’t think we get credit for this— When we announce acquisitions and a 15% internal rate of return, it’s basically with a modest amount of balance sheet growth, and it’s got the cost saves in the analysis. You don’t give us any credit for revenue growth; I don’t think you should. But, quite frankly, we think of it in terms of revenue growth because that’s how we build our business. When you look at the banks that we’re acquiring, you can see that the fee income of total revenue for closed and pending deals is 29% compared to the 50% for us when you exclude PFPC and BlackRock. And what do we do? We add wealth management. We add brokerage. We add credit card. We add merchant services. We have the ability to — Take treasury management, for example, The Sterling Bank doesn’t do any business with the hospitals in their region. They don’t have the technical capability. They don’t have the technology to do business with the local hospitals. How can you not go after the local hospitals, and then get the workplace banking with all the employees? We can do that. And I think it’s worked out great for us in the past. I think the program is for us to take these banks to 49% fees and greatly enhance the profitability. And we’ve done this with Riggs. We’re well on our way. You don’t give us credit for this because it takes two to five years to do it. You’ve got to add the products and train the people and start the calling effort and the development. But, with Riggs, their primary market share was greater Washington. We had no presence. So we could actually measure this more easily than we might be able to at Yardville, where we are in the market to some extent. But we’ve driven growth in checking accounts at a 16% compounded annual rate since we got there. And you can see the fee income base is over 40% — 40% to 43% in just a year and a half. It takes time. It’s building momentum. It’s growing more rapidly. Quite frankly, it changes the profitability and the risk profile of the Bank.

Now let’s look at risk. I’ll be brief with this. Our risk management culture has been terrific. They’re doing a very, very good job. We focus on the front door. We work hard on getting people out the back door, which I think is critical. We’re not overly concentrated in one area. We’ve got more granularity. Our LBO exposure — we put a limit on it in 1998. We’re still there, although the balance sheet has doubled in size. And I think we have good origination and good distribution capabilities in the middle market.

With regards to credit, we’re really not in the subprime mortgage business - the Alt-As, the defaults. Worsening credit standards is not happening today at PNC. We recognized these trends early. We decided not to be in the subprime business years ago. We’ve stayed selective in our sector lending, and, frankly, we have minimal exposure to subprime mortgages, hedge funds and high yield bridge and leveraged finance loans. It’s not been something we’ve had to go after. And, again, I mentioned before— we have no “hung” syndications.

When you turn to the consumer loan portfolio, this slide, I think, depicts it all. Very low charge-off ratio. Delinquencies have trended up. The delinquencies are trending up. A little bit of it is Mercantile. But, quite frankly, it just couldn’t stay as low as it was. So I think we’re very pleased with this. The $9 billion residential mortgage portfolio that we have is managed by the asset and liability group, and the performance there in terms of charge-offs and delinquencies is extraordinarily good. And, again, we did not rely on

“teaser” rates to build our home equity portfolio. So some of the things said by our West Coast brethren are not true in Pennsylvania, Ohio and New Jersey. When I show you the credit trends on the home equity side, you can see some of the delinquencies rising. But, quite frankly, they just couldn’t stay as low as they were. We don’t think we’ll see much deterioration in this in the next two quarters either. We’ve just never really looked at this as a credit risk portfolio.

Now let me talk to you about our commercial portfolio. When you look at it, real estate has gotten a lot of notoriety lately. On a relative basis, we have significantly less exposure to commercial real estate than our peers. Our portfolio as a percentage of Tier I capital is 146%, with a peer average of 244%. I believe we’re the tenth in market cap. I think we’re twentieth in absolute real estate exposure. So it’s really not as much of a risk for us. But, more importantly, we’re granular. Our average real estate loan is between $1,000,000 and $1,100,000. So it’s very small. And, having gone through the real estate crisis in 1990, 1991 and 1992, you can sell $1 million pieces of property. The nightmare comes with the $200 million development that you don’t want. So that’s why granularity is very, very important. We have no single industry concentration greater than 20%. Exposure to homebuilding and raw land is small. We’ve got a large amount of exposure for residential purposes in and around Washington and Baltimore. Quite frankly, we feel pretty good about that. If there was one place that you’d want to have it, I think it would be where you have a growth engine like the federal government. I haven’t seen them cut back any time, and I don’t think they will either. So, anyway, we’re comfortable with this. And, frankly, the diversified business mix allows us to be more conservative in this space.

And you can see that on the next chart with credit quality. I’m not going to belabor this. But we’re very pleased with how we compare to our peers. Credit quality, as I mentioned very early on, is extraordinarily good for the industry.

Interest rate risk. We’re well positioned for this. We have a relatively low duration of equity. We, again, are less NII dependent than others. We have a low cost deposit franchise. I think we’ve been disciplined here, and we’re still forecasting increasing net interest income for the rest of the year.

Now let me turn to capital deployment. I think we’ve been very disciplined here. We make sure we get paid for the risks. We provide that it gives us a fair amount of capital flexibility. The first thing we do is invest in our business. We invest in our branches, our online banking. You’ll see some investment in branding. But we’ve also enhanced our credit card product, merchant, private client group, our emerging products and treasury management, such as Ehealth. PFPC, you’ve seen the investments there and change in the business mix. And then we’ve made acquisitions, I think, that have improved the demographics and given us an opportunity to leverage our business mix and our technology in different places. We’ve also increased the dividend 15% this year, and we will complete our $800 million share repurchase this year, in spite of the acquisitions. So we’ve been disciplined around that. I think we’ve executed, as we’ve told you.

In summary, we think we have a growing, diversified business mix. We have executed over the years. Our plan is to continue to execute. Clear strategies to grow. Risk and governance practices are sound. Capital deployment is very important and very disciplined.

With that, I’ll be happy to entertain any questions. All right, now, Juan, you told me that the question and answer period was the whole thing. Did we answer them all or no?

Unidentified Participant:	[Inaudible].

Jim Rohr:	I just repeated myself, I guess.

Unidentified Participant:	Over the last couple of years, you guys have spent a lot of time talking about the commercial credit market - how you’ve been participating loans out to sort of non-core players that don’t have credit functions. I’m wondering if you could talk a little bit about how you see this environment playing out and where you’re seeing opportunities to get more aggressive.

Jim Rohr:	You know, I think we’re really an originator and syndicator of middle market loans and secured credit. Secured credit is kind of a club business. There are ten banks that participate in that space, and it’s a nice little oligopoly. I think that’s just going to continue, although we’ve seen the LaSalle Bank kind of fall out of the picture. They were a major player, but they’re going through their integration or whatever they’re going to go through.

The other business— The syndication business is different, especially in the LBO space. The middle market space is plain vanilla. Pricing will change and has changed on some of those products. But I mentioned we’re not stuck with any. Frankly, there’s a fair amount of appetite for good quality middle market loans.

I think the LBO portfolio issue is the big one, depending on the list. And, Diane, I think you were talking about the list— about the various LBO commitments. I think there’s $220 billion stuck in New York right now. I think there’s a list of $360 billion that I saw the day before yesterday. There’s been a dramatic change in pricing. We’re not talking about companies going broke, which is good, because then you don’t know how far the free fall is. But you’re wondering just what is it going to take to clear the market with these syndicated loans. I think it’s going to be fairly expensive for some people. I think, from what I read— The “Wall Street Journal” had an article about the SEC wanting everybody to mark their assets to market and their held for sale portfolio. And, if you own a $500 million bridge loan for somebody, you’re probably going to have to mark it to market. So I think that’s actually good for the market. If everyone tries to mark it to market and then starts selling them at those prices, I think it will be expensive for some of the people, but I think it will allow the market to get back into business in a shorter period of time. And, for us, we’ve been very careful about acquiring assets because we’ve said for years that the return on assets we didn’t think, on a risk-adjusted basis, made any sense. It gives us an opportunity, perhaps, if the yields get high enough, that maybe the risk-adjusted market is right, and we could add assets at the right price. So I think we’re looking at that right now. We’ll see what happens.

Unidentified Participant:	Two questions. Can you talk a little bit about your trading and your VC portfolio? Recently, you expressed some confidence that you would see a rebound from the second quarter. But, given market conditions, can you talk a little bit about that?

And, number two, just maybe expand a little bit more on your opportunity to sort of enhance brand recognition - how you’re going to do that.

Jim Rohr:	Do you want to talk about the trade for a second?

Rick Johnson:	Yes. Trading was pretty unusual last quarter. I think, if you look back about the last nine quarters, I think you’ll see the average has been about $35 to $55 million a quarter pretty consistently. But last quarter we just had two items. One was, we didn’t generate some of the proprietary trades that we usually do, which is usually about $10 million a quarter. And, secondly, we had a hedge on with respect to our AFS portfolio. The hedge gets marked to market. That goes through the P&L. That was a loss of about $6 million. And, on the other side, the gain that we generated in the AFS portfolio, which was actually much greater, you’ll see that over time through net interest income. So I think in terms of the trading results, it was rather unusual that you saw something at $29 million. I think, going forward, we’re very comfortable it will average about $45 million a quarter.

Jim Rohr:	Eighty-five percent of our trading is customer related. We have— Equity at risk is what? $7 million?

Rick Johnson:	$7 million valued risk.

Jim Rohr:	Right, at risk. So the trading portfolio is a relatively small part of the business.

In terms of the brand, we started about a year ago working on ease and confidence. And we went to our customers and started asking them what would make life easier for them. The free ATMs was the number-one item. The service business, the number-one, -two and -three item for customer satisfaction is how do you fix my problem. Actually, Federal Express has higher customer satisfaction ratings with people who have lost their stuff with Federal Express because of the way they handle lost items. We’re working on that. Number four was, I hate ATM fees. I hate ATM fees. I hate getting nicked for $1 or $1.50 every time I take my own money out of the wall. And then the other thing I hate is I hate it when you send me a statement at the end of the month, and you show me how many times you nicked me. And then I hate how many times my kids got nicked. You know. So what’s happened is we gave free ATMs globally. And I think, frankly, it’s made a big, big difference.

It’s made a couple of other differences, too, in terms of ease and confidence. It’s enhanced customer satisfaction, and it’s enhanced deposit balances. What we want to do is we want to build it into the products and build it into the employees. And then you’ll see more multimedia advertising about it. We’re not going to go crazy with it, but you’ll just see more about it.

What’s happened with the free ATMs is kind of interesting. There was a time when someone here asked whether we wanted to go into New York City, because we were disadvantaged. We had a big presence in New Jersey and customers in New York City. Our competitors had operations in New York City. We looked at it, and, obviously, we didn’t buy anything in New York City, although we had opportunities. Free ATMs allows our customers to use ATMs all over New York City. So we don’t have to build branches there. So that’s a good thing.

The other thing is that— Some of you heard me tell this story. Do we have any Penn Staters here? Probably not. Eighty percent of all the kids that go to Penn State— that’s lots of kids— never leave the state. So we have them for life because we’re all over the state. Do we have any— Well, I know we have some University of Pennsylvania people here. Not everybody raised their hands. A couple of them are still embarrassed. [laughter] Penn kids come from elsewhere. They’re a very diverse group. And they go elsewhere. We’re very powerful — Last time I saw, we have the second-highest penetration of our consumers with online activities. We just redid our Website and moved way up in the rankings. At Penn, we have a very large presence. We capture the kids in school. Now we can keep them forever, because they do their banking online, and they can use ATMs anywhere in the world. So it’s working. We’re seeing graduates stay with us. So it’s a good thing.

And then you’ll see more advertising coming out later.

Unidentified Participant:	Two questions. One, to follow up on your comment, what sort of commercial credit will you be more interested in as pricing reflects risk more appropriately?

And, second, you talked about selling to your noninterest account customers more fee products. Are you more susceptible because of the products you have or the way you pay people to sell them, or what drives that?

Jim Rohr:	The first question— We’ll just look at the risk-adjusted returns on different types of credit. It will be very interesting, I think, to watch the pricing on some of the LBO loans. I think there’s over $100 billion of KKR-related credit in the pipeline. It’s going to be interesting to see how that’s repriced when it’s syndicated. I know the KKR people don’t think it’s going to be repriced to them. We’ll see about that, too. But, I think there’s going to be a different pricing dynamic. People have been doing a lot of crazy credit underwriting for a long period of time, and the market’s finally going to straighten it out. So I think it will be good.

In terms of cross selling products, “CIO” magazine ranks us one of the two banks in the top 100 technology companies. I think our technology products are really good. Our online capability— J.D. Power said we were the number-one small business bank in the United States. Small business guys can come in the morning— A dry cleaner can come in in the morning, get online, see the deposits, see the checks that cleared yesterday. They can issue stop payments and stuff like that. All those kinds of things. And they’re finished by 8:45. They got online at 8:30. They did what large corporations used to take all day doing. They can do it in 15 minutes. So that capability was clearly not resident in the Riggs Bank. It is clearly not resident in the Sterling Bank. It’s not resident today in Yardville. They don’t have private banking capabilities. We manage $77 billion of private banking assets for our customers. It’s not resident in these banks, although there’s a fair amount of wealth in these communities. Yardville itself – those are the three wealthiest counties in the state of New Jersey. And we will be the number-one bank in the three wealthiest counties in the state of New Jersey. I think, quite frankly, that those are the kinds of things we tend to build in. When we went to Riggs, for example, I mean Riggs’ technology was humorous. Actually, Mercantile’s was the worst. Mercantile was the worst technology. Our technology fellow came back from Mercantile and said, I have good news and bad news. I said, Give me the good news. He said, The good news is that the one-time charge in the front that we usually write off as we acquire technology will be very small. Well, what’s the bad news? He said, The training costs will be a little higher. They didn’t have online tellers. They didn’t even have online tellers. It gives us the ability to do things that these smaller banks didn’t have. Again, you’re not dealing with mediocre products either. We have very good products.

Unidentified Participant:	On sort of a longer cycle, if you would have looked at the U.S. banking system, you would have seen that the bigger banks have tended to get out of the spread business and move into the fee business. And their returns on the spreads have been driven down significantly - the return on equity. What makes you think that’s not going to happen with the fee businesses, and what can you potentially do to keep that from driving what look like very, very high returns down to much more sort of sustainable ROE levels over time?

Jim Rohr:	You know, we’re in a very competitive business. I think that’s a very good question. There are a lot of people in our business. There are a lot of ways to get into our business. So I think the evolution will continue. I mean, we’re going to always have to take costs out. We’re going to always have to use technology. I don’t want to go backwards, but, in 1983, what we did with the Provident deal, we created a $10 billion bank. Actually, Provident Bank was about the size of Sterling. The acquisition of Provident Bank in 1983 created the largest banking transaction in the history of the United States. I know you remember that, Andy. I remember that. Today, it wouldn’t even make the “Journal.” But, prior to that, everything was regulated, so technology didn’t matter. You only competed with the person across the street so that, it was a fist fight with the guy across the street. It didn’t really spread across any territory. And it’s only since 1983 that technology has made a difference, and it’s made a lot of difference. I think this evolution is going to continue to happen. I think we’ll have a steeper yield curve at some point in time. We may have spreads widening out now. But the capital markets will be much more efficient forever than the game was 20 years ago. And the fee income products will continue to evolve. I think we’re going to have to continue to build it. We have people in Korea in the last couple of months. And we have an application where you will pay your gas bill at the pump, and you’ll pay for your groceries at the checkout line with your cell phone. The people in Korea are ahead of us, and that’s why we have people over there making sure that we’re continuing to innovate. So I think, frankly, it’s a very exciting time. But the pace of change is significant, and we just have to continue to change with it.

I think the question about focusing on the customer, which is maybe what somebody did 2,000 years ago, is still the issue. I mean, as long as you are understanding what the customer needs are and the customer trends are and the availability of product and service and deliver it, that makes a difference. And I think the students at Penn probably is as good an example as any. It’s one out of a lot. But you’re just going to have to keep working on it. And the fees will be more competitive, but, hopefully, your costs will be more competitive too.

Unidentified Participant:	Jim, could you give us an update on the syndicated national credit exam and any early indications of what’s come out of that for the most recent year?

Jim Rohr:	I actually am not aware of it.

Bill Callihan:	The exam’s not complete in terms of them bringing that back to us. What we can tell you from prior exams, though, to, I think, Jim’s point, is we have seen our risk ratings system validated most every time in terms of our risk ratings versus what the OCC would have put on them. We’ve had very minor changes in any of our credit ratings.

Jim Rohr:	The last one we had, we had single-digit changes. We had like seven changes in risk ratings across the whole Company. So, hopefully, that will be the case again. I don’t know.

Tom Michelle:	Jim, in terms of acquisitions, do you expect to stay inside that mid-Atlantic footprint, or have you thought at all about possibly going outside that? If you can maybe review your thoughts in that area.

Jim Rohr:	We went back 18 months ago, and we looked at the acquisitions that we made. We made a presentation to the board. We stuck a map up. And some of you have heard me say this. One of our directors said, You have to acquire Mercantile in order to fill out the franchise. Mercantile wasn’t for sale. It wasn’t for sale, and it wasn’t for sale, and it wasn’t for sale until we were able to negotiate a deal. It was a wonderful fit in a great marketplace. Yardville and Sterling were also in the top five. Yardville was trading at $43 and wanted $50 and wasn’t for sale. Sterling was trading at $24 or something and wanted $30, and that wasn’t for sale. And, by the way, at $30 and $50 and $24, none of them made any financial sense to us, so we weren’t in the hunt. For different reasons — with Seidman chasing Yardville, the price came down, and we ended up paying $1 under market, which was kind of good. That worked out fine. But that wasn’t for sale, and then it became for sale. And Sterling — that wasn’t for sale in April, and then it was sold. Quite frankly, it fit very well for us with a 15% return. On the retail acquisitions, we like the idea of a 15% internal rate of return, and we like the idea of getting that with cost savings. So, to your point, I think acquiring in that footprint where we can get the cost saves out, leverage the brand, utilize our own operating systems in order to clear checks and what have you — I think that makes a lot of sense. It’s a lot harder for us to think about going to Texas and figuring out how to buy something outside our footprint and make it work without a lot of bets on revenue. And revenue’s hard. It’s hard. It takes a lot of work to get the revenues. I think we like the cost save idea. Right now, we’re just working on these acquisitions. The other two of the five that we were talking about were less than $1 billion in total assets. And they’re not for sale. I guess I did a bad job of answering your question. I was on a call, somebody said, Are you ever going to look at another deal? At least, that’s how I’ve perceived the question. You just have to see what comes up. You have to look at it when it comes up. But in terms of retail franchises, we kind of like the idea of putting things together and being more dominant, getting the cost saves — we can do that regionally.

Tom Michelle:	[Inaudible]?

Jim Rohr:	Well, it depends. It really depends on the pricing and the structure and the demographics and what kind of bank it is. I mean, Sterling we liked — Frankly, the Sterling guys built an unbelievable branch distribution network, right in the fastest-growing part of Pennsylvania. Joe Guyaux asked a question that turned out to be not particularly nice. He says, Were you able to build these branches and this wonderful distribution system because you had the earnings from the leasing company? The answer is yes. It takes you two to three years to break a branch even. They’ve built some fabulous branches. But the reason they thought they could was this leasing company was supposedly making a lot of money. We didn’t want the leasing company in the first place. We didn’t know it was a hole in the floor. But, anyway, it worked out fine. We got what we wanted, which was a great distribution system.

Rick Johnson:	Tom, one of the things that’s very important about how we make the decisions is we have a lot of people around the table. I mean, obviously, with Sterling, you have to evaluate your whole litigation risk. So you have your general counsel there. Obviously, we’ve got to look at technology and make sure that we can handle the integrations and the staging events. So our head of technology, our CIO, was sitting there around the table. So I’m there from a financial point of view, the business leaders, and Jim, of course, leading the charge. But there’s a lot of people involved in making sure that we’re able to handle these acquisitions as they occur.

Tom Michelle:	Maybe one quick last question. Jim, obviously, your deal activity more recently has focused on just improving your stronghold on the mid-Atlantic. What does that say about the strategic importance of some of your outlying markets: Kentucky, Ohio, etcetera? Would you consider divesting those at some point?

Jim Rohr:	One is we couldn’t possibly divest it because what happens in those markets is that we take all the costs out, and there’s nothing left but revenue. So the returns that we get as a

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company from those markets are fantastic. So for somebody who would come up, they’d have to pay us an amount upon which we would pay a lot of tax to generate the equivalent revenue source . It just is totally uneconomic. The investment bankers always come up and say, Well, you could sell Kentucky. Yes, we could sell Kentucky. Did we ever show you how much money we make in Kentucky? What they’d have to pay us in order to replace that income stream, after tax, is just really not economic. The same thing for Cincinnati. The opportunities in Cincinnati and Kentucky are interesting. There’s just not a lot of opportunities. The only bank that was bought in — was when National City bought a bank in Cincinnati. We were never interested in that bank from a business mix point of view. So there really hasn’t been a lot of activity or a lot of opportunities in those two markets. And, frankly, the demographics in the East are better, and there has been more opportunity. We would look. I hear some stories. You know, I mean, in Kentucky, being outside of Lexington and Louisville really is— the rest of Kentucky really isn’t a great banking market. So there are fewer opportunities.

Tom Michelle:	Thank you very much.

Jim Rohr:	Thank you very much.

ADDITIONAL INFORMATION ABOUT THE PNC/YARDVILLE NATIONAL BANCORP TRANSACTION

The PNC Financial Services Group, Inc. (“PNC”) and Yardville National Bancorp (“Yardville”) have filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a preliminary version of a proxy statement of Yardville that also constitutes a preliminary prospectus of PNC. The S-4 has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC. Following the S-4 being declared effective by the SEC, Yardville intends to mail the final proxy statement to its shareholders. Such final documents, however, are not currently available. WE URGE INVESTORS TO READ THE FINAL PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents, if and when they become available, free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Yardville will be available free of charge from Yardville by contacting Howard N. Hall, Assistant Treasurer’s Office, 2465 Kuser Road, Hamilton, NJ 08690 or by calling (609) 631-6223.

The directors, executive officers, and certain other members of management and employees of Yardville are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville. Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.